UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                   MAY 9, 2011
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         543,636
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    543,636
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             543,636
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold, Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $142,566.03 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person submitted a letter (attached hereto) to the Board of Directors, dated May 9, 2011, indicating his intent to withhold his support for 5 out of the 6 directors (Messrs. Goldstein, Johnson, Field, Bellini, and Hinkle) up for nomination at the May 18th, 2011 Annual Meeting, and also his intent to vote against Proposal #2 (to expand the number of options available for grant). In his letter, the reporting person also draws attention to a number of intractable problems at the Company (most notably, a longstanding record of CEO value destruction, a board lacking in independence, and, as a result, a deeply troubling unwillingness of the board to hold the CEO accountable). In the letter, the reporting person also makes a number of requests of the Company, including, but not limited to: 1) appointing one or more new outside board members, who own material amounts of stock (the reporting person offers himself up as a candidate), 2) separating the role of Chairman and CEO, 3) reconstituting the membership of the Compensation Committee to make it fully arms-length from the CEO, 4) releasing the list of peer group companies in the previous Maxus Group Compensation study, and 5) honestly confronting the question of whether the current CEO is the right person for the job.

     It is the intent of the reporting person to draw the Board's attention to the concerns noted in his letter, so that the Board will begin a long and painful process of beginning to rebuild trust with the Company's outside shareholder base, and so that the Board will set up a much needed "Chinese Wall" between the CEO and the Board of Directors...of a family run company that has evidenced a disturbing lack of such separation.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this (including the letter attached hereto) and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on May 6, 2011, the reporting person has sole voting and dispositive power over 543,636 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's April 20, 2011 proxy statement, as of March 29, 2011 there were 10,898,500 common shares outstanding. The reporting person is therefore deemed to own 5.0% of the company's common stock. Transactions effected by the reporting person since March 18, 2011 were performed in ordinary brokerage transactions, and are indicated as follows:

05/06/11  bought 1700 shares @ $.306

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Letter to the Scott's Liquid Gold, Inc. Board of Directors, dated May 9, 2011.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  05/09/11
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor